SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 11)


                           GREY ADVERTISING INC.
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                              (Name of Issuer)

                    Common Stock, par value $1 per share
       Limited Duration Class B Common Stock, par value $1 per share
 --------------------------------------------------------------------------
                      (Title of Class and Securities)

                                397838 10 3
                                397838 20 2
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                   (CUSIP Number of Class of Securities)

                          Edward H. Meyer, Trustee
                              777 Third Avenue
                             New York, NY 10017
                               (212) 546-2000
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          (Name, Address and Telephone Number of Person Authorized
                   to Receive Notices and Communications)

                                  Copy to:

                          David J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

                             December 31, 1999
 --------------------------------------------------------------------------
                       (Date of Event which Requires
                         Filing of this Statement)


  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following: ( )



                                SCHEDULE 13D

 CUSIP No. 397838 10 3
           397838 20 2
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 (1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Voting Trust established pursuant to a Voting Trust Agreement dated as of February 24, 1986, as amended and restated as of August 31, 1987 and March 21, 1994, and as amended as of April 10, 1996.
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 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                   (a)  ( )
                                                   (b)  (X)
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 (3)  SEC USE ONLY

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 (4)  SOURCE OF FUNDS

      N/A
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 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)

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 (6)  CITIZENSHIP OR PLACE OR ORGANIZATION

      DELAWARE
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                          (7)  SOLE VOTING POWER

      NUMBER OF                Voting Trust established 1986
       SHARES                  -----------------------------
     BENEFICIALLY              149,503 shares of Common Stock
       OWNED BY                143,233 shares of Class B Stock
        EACH              --------------------------------------------------
      REPORTING           (8)  SHARED VOTING POWER
       PERSON                       None
        WITH              --------------------------------------------------
                          (9)  SOLE DISPOSITIVE POWER
                                    None
                          --------------------------------------------------
                          (10) SHARED DISPOSITIVE POWER
                                    None
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 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      Voting Trust established 1986:
      -----------------------------
      149,503 shares of Common Stock
      143,233 shares of Class B Stock
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 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
      SHARES             ( )

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 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      Voting Trust established 1986:
      -----------------------------
      14.8% of Common Stock
      61.1% of Class B Stock
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 (14) TYPE OF REPORTING PERSON

      00
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 Item 1.   SECURITY AND ISSUER

           This Amendment No. 11 hereby amends and supplements the Statement on Schedule 13D, dated as of July 1, 1986, filed by Edward H. Meyer and Ronald A. Nicholson as Trustees, as amended by Amendments No. 1 through 10 to the Statement on Schedule 13D, respectively dated as of October 6, 1987, June 8, 1992, February 3, 1993, May 24, 1993, May 21, 1994, March 10, 1995,
 April 30, 1996, February 12, 1997, January 28, 1998 and February 8, 1999, filed by Edward H. Meyer as Trustee. These filings relate to the shares of Common Stock, par value $1 per share (the "Common Stock"), and the shares of Limited Duration Class B Common Stock, par value $1 per share (the "Class B Stock"), (the Common Stock and Class B Stock being hereinafter collectively referred to as the "Shares") of Grey Advertising Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 777 Third Avenue, New York, New York 10017.

 Item 5.   INTEREST IN SECURITIES OF THE ISSUER

           (a)-(c) The aggregate number of Trust Shares held by the Voting Trust as of December 31, 1999 was 149,503 shares of Common Stock (approximately 14.8% of the shares of Common Stock outstanding(1)) and 143,233 shares of Class B Stock (approximately 61.1% of the shares of Class B Stock outstanding) which collectively represents approximately 42.95% of the votes entitled to be cast at a meeting of stockholders of the Company.(2)

 -------------------
   (1) On December 31, 1999, 1,010,020 shares of Common Stock and 234,287 shares of Class B Stock were outstanding.

   (2) Voting power percentages included herein reflect the voting rights of the Common Stock, the Class B Stock, the Series 1 Preferred Stock, the Series I Preferred Stock, the Series II Preferred Stock and the Series III Preferred Stock; however, the percentages do not reflect conversion of the Debentures or the exercise of Options, except where indicated.


           Mr. Meyer, by virtue of his position as Voting Trustee, may be deemed to have the power to vote the Trust Shares and may therefore be deemed, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934 (the "Act"), to own beneficially such Trust Shares.

           As of December 31, 1999, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock, (ii) shares of Class B Stock and (iii) votes entitled to be cast at a meeting of stockholders of the Company.

               Name                          Address
               ----                          -------
           Nancy Bachrach                777 Third Avenue
                                         New York, NY  10017

           Robert C. Burruss             777 Third Avenue
                                         New York, NY  10017

           Carolyn Carter                777 Third Avenue
                                         New York, NY  10017

           Frank W. Clarke               777 Third Avenue
                                         New York, NY  10017

           Erica H. Feigin               777 Third Avenue
                                         New York, NY  10017

           Steven G. Felsher             777 Third Avenue
                                         New York, NY  10017

           Steven G. and                 777 Third Avenue
           Susan Felsher                 New York, NY  10017

           Alan B. Fendrick              777 Third Avenue
                                         New York, NY  10017

           Beverly R. Fendrick           30 Canterbury Road
                                         White Plains, NY  10607

           Sarah Fendrick                777 Third Avenue
                                         New York, NY  10017

           Warren Fischer                777 Third Avenue
                                         New York, NY  10017

           Jonathan E. Fox               777 Third Avenue
                                         New York, NY  10017

           Robert Giacomino              777 Third Avenue
                                         New York, NY  10017

           Richard Krain                 777 Third Avenue
                                         New York, NY  10017

           Neil Kreisberg                777 Third Avenue
                                         New York, NY  10017

           Kenneth Levy                  777 Third Avenue
                                         New York, NY  10017

           John Marder                   777 Third Avenue
                                         New York, NY  10017

           Clark Montgomery              777 Third Avenue
                                         New York, NY  10017

           Stephen Novick                777 Third Avenue
                                         New York, NY  10017

           Robert Skollar                777 Third Avenue
                                         New York, NY  10017

           David A. Stickles             777 Third Avenue
                                         New York, NY  10017

           Lawrence B. and               777 Third Avenue
           Maureen Varnes                New York, NY  10017

           Milton Weinstock              1572 54th Street
                                         Brooklyn, NY  11219

           George Wiedemann              875 Third Avenue
                                         New York, NY  10017

           Jerry Zaret                   777 Third Avenue
                                         New York, NY  10017


           As of December 31, 1999, each of the Beneficiaries set forth in the following table has deposited Shares in the Voting Trust equal to less than 1% of the total number of (i) shares of Common Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and between 1% and 2% of the total number of shares of Class B Stock.

               Name                          Address
               ----                          -------
           Robert Berenson               777 Third Avenue
                                         New York, NY  10017

           John Alexander Gerster        777 Third Avenue
                                         New York, NY  10017

           C. Jeffrey Stein              777 Third Avenue
                                         New York, NY  10017


           As of December 31, 1999:

           (A) Anthony E. Meyer and Margaret A. Meyer, each having the address 777 Third Avenue, New York, NY 10017, have each deposited Shares in the Voting Trust equal to less than 1% of the total number of shares of Common Stock; and between 1% and 2% of the total number of (i) shares of Class B Stock and (ii) votes entitled to be cast at a meeting of stockholders of the Company; and

           (B) Edward H. Meyer, whose address is 777 Third Avenue, New York, NY 10017, has deposited Shares in the Voting Trust equal to (i) approximately 10.2% of the total number of shares of Common Stock, (ii) approximately 47.0% of the total number of shares of Class B Stock and
 (iii) approximately 32.7% of the total number of votes entitled to be cast at a meeting of stockholders of the Company (exclusive of any voting rights Mr. Meyer may have with respect to the Series I Preferred Stock, Series II Preferred Stock, and the Series III Preferred Stock).

           Mr. Meyer disclaims beneficial ownership of 7,000 shares of Common Stock and 7,500 shares of Class B Stock held in trust for Mr. Meyer's children, and of 36,670 shares of Common Stock and 56,944 shares of Class B Stock (approximately 3.6% and 24.3%, respectively, of the outstanding Common Stock and Class B Stock) held in the Company's Employee Stock Ownership Plan (the "ESOP"), as to which Mr. Meyer exercises shared voting power by virtue of his membership on the committee charged with its administration.

           In addition, the Beneficiaries have the right to acquire an aggregate of 96,883 shares of Common Stock at exercise prices between $148.50 and $332.50 through the exercise of outstanding options ("Options") within the sixty days following December 31, 1999. Pursuant to the terms of the Amended and Restated 1994 Agreement, the Beneficiaries have severally agreed that upon exercise, such Shares would be transferred into the Voting Trust and held subject to the Amended and Restated 1994 Agreement.

           Mr. Meyer is also the beneficial owner of $3,025,000 principal amount of the Company's 81/2% Convertible Subordinated Debentures ("Debentures"). The Debentures are convertible at any time into shares of Common Stock and shares of Class B Stock at an initial conversion price of $118.33 per share (subject to adjustment for certain events). As of July 29, 1996, the Company and Mr. Meyer entered into an Extension Agreement which extended the maturity date to December 31, 2003.

           Including the Shares issuable upon the exercise of the Options and the conversion of the Debentures, the Voting Trust would be deemed to beneficially own, pursuant to Rule 13d-3 under the Act:

           (i) 271,900 shares of Common Stock (approximately 26.92% of the shares of Common Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures and exercise of the Options were outstanding for the purposes of this calculation only),

           (ii) 168,797 shares of Class B Stock (approximately 72.05% of the shares of Class B Stock outstanding, assuming the Shares exercisable upon conversion of the Debentures were outstanding for the purposes of this calculation only), and

           (iii) 1,959,870 votes entitled to be cast at a meeting of stockholders of the Company (approximately 53.22% of the votes entitled to be cast at a meeting of stockholders of the Company, assuming such additional Shares were outstanding). These numbers do not reflect any Shares held by various benefit plans of the Company of which Mr. Meyer is a member of the committees administrating such plans.



                                 SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


 Dated:  February 10, 2000


 VOTING TRUST established
 pursuant to the Voting Trust
 Agreement dated as of February
 24, 1986, as amended and
 restated as of August 31, 1987
 and again amended and restated
 as of March 21, 1994 and as amended
 as of April 10, 1996

  /s/ Edward H. Meyer
 ___________________________
 Edward H. Meyer, as Trustee